UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55178

GALENFEHA, INC.
(Exact name of registrant as specified in its charter)

420 Throckmorton Street, Suite 200, Fort Worth, Texas 76102
(817) 945-6448
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

___________________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date:	150

Explanatory Note: Galenfeha, Inc. (the “Company”) is filing this Form 15/A for the purpose of correcting the approximate number of holders of record on Form 15 filed by the Company with the Securities and Exchange Commission (“SEC”) on June 11, 2019. A shareholder report from the Company Transfer Agent records 148 Common Shareholders, and 2 Preferred Shareholders has been provided to the Commission.

Date: 6/14/19	By:	/s/ James Ketner
President/CEO

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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